
April 30, 2014

Via E-mail
Gregory M. Swalwell, EVP
Valhi, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

> **RE:** **Valhi, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 17, 2014**
> **File No. 333-48391**

Dear Mr. Swalwell:

      We have completed our review of your filing. We remind you that our comments, and changes to disclosure in response to our comments, do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Terence O'Brien

      Terence O'Brien
      Accounting Branch Chief